SEC FILE NUMBER: 000-49734
CUSIP NUMBER: NONE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

                                                                                                                                                     FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):   □ Form 10-K □ Form 20-F □ Form 11-K  x Form 10-Q  □ Form 10-D  □ Form N-CSR □ Form N-SAR

For Period Ended: June 30, 2009

□ Transition Report on Form 10-K
□ Transition Report on Form 20-F
□Transition Report on Form 11-K
□Transition Report on Form 10-Q
□Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable.

PART I — REGISTRANT INFORMATION

FLORIDA COMMUNITY BANKS, INC.
Full Name of Registrant

NOT APPLICABLE
Former Name if Applicable

1400 NORTH 15th STREET
Address of Principal Executive Office (Street and Number)

IMMOKALEE, FLORIDA 34142-2202
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

X
(a) The reason described in reasonable detail in Part III of this form could not beeliminated without unreasonable effort or expense
(b)The subject annual report, semi-annual report, transition report on Form 10-K,Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will befiled on or before the fifteenth calendar day following the prescribed due date; orthe subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c)The accountant's statement or other exhibit required by Rule 12b-25(c) has beenattached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The completion of the financial statements and related footnotes and disclosures for the quarter ended June 30, 2009 could not be completed by the filing deadline without unreasonable effort and expense because Florida Community Banks, Inc (the “Company”) is  in the process of restating its financial statements and notes for the year ended December 31, 2008.
The Company is amending its annual Form 10-K/A for December 31, 2008 to record a valuation reserve for its deferred tax assets, as well as adding additional disclosures concerning its ability to continue as a going concern.
The adjustment will impact earnings by increasing the net loss originally reported and reducing the Company’s equity. The amount of the adjustment to the previously reported financial condition and results of operations as of and for the year ended December 31, 2008 have not been finalized, however, the amounts are expected to be material to the financial statements.

The Company intends to file its Form 10-Q by August 19th, 2009.

PART IV — OTHER INFORMATION

(1)           Name and telephone number of person to contact in regard to this notification
Guy Harris                                239                      657-3171
(Name)                         (Area Code)                                (Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).X  Yes  □  No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?     □ Yes   X   No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Forward Looking Statements

          This notification of Late Filing on Form 12b-25 includes forward-looking statements within the meaning and subject to the protection of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements can be identified by the use of words such as expect”, may”, could”, intend”, project”, schedule”, estimate”, anticipate”, should”, will”, plan”, believe”, continue”, predict”, contemplate” and similar expressions. All forward-looking statements included in this Form 12b-25 are based on information presently available to the Company’s management and are subject to various risks and uncertainties, including, without limitation, risks that the Company’s current estimates are inaccurate; that the Company or its independent audit firm may determine that a different accounting treatment than that presently contemplated is proper or more appropriate; and the other risks described in the Company’s SEC reports and filings under Cautionary Note Concerning Forward-Looking Statements”, Risk Factors” or similar headings. You should not place undue reliance on forward-looking statements, since the statements speak only as of the date that they are made. The Company has no obligation and does not undertake to publicly update, revise or correct any of its forward-looking statements after the date of this press release, or after the respective dates on which such statements otherwise are made, whether as a result of new information, future events or otherwise.

FLORIDA COMMUNITY BANKS, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 17, 2009                                                      By: /s/ Guy Harris, Principal Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.
One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.
Electronic Filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this chapter).